UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-40613

DigiAsia Corp.

(Translation of registrant’s name into English)

One Raffles Place #28-02

Singapore 048616

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On September 18, 2025, DigiAsia Corp. (the “Company”) received a letter from The Nasdaq Stock Market LLC (“Nasdaq”) confirming Nasdaq’s receipt of the Company’s formal withdrawal from its appeal of the previously announced determination by the Nasdaq Listings Qualifications Department to delist the Company’s securities from the Nasdaq Capital Market.

As previously disclosed on September 15, 2025, the Company’s Board of Directors determined that it was in the best interests of the Company and its shareholders to voluntarily delist the Company’s securities from Nasdaq. The Company's press release dated September 12, 2025, noted that the last day of trading for the Company's securities was expected to be on or about October 2, 2025. However, the trading of the Company’s securities has been suspended as of September 19, 2025. The Company’s securities are expected to be officially delisted from the Nasdaq Capital Market on or about October 2, 2025. In connection with this decision, the Company has formally withdrawn its appeal of the Nasdaq Listings Qualifications Department’s delisting determination. Nasdaq has acknowledged receipt of the Company’s withdrawal and will proceed with the delisting process in accordance with its rules and procedures.

Forward Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements regarding the Company’s operations, financial performance, strategic review, potential sale or merger, and the anticipated benefits of going private.  Forward-looking statements are based on current expectations, beliefs, and assumptions and are subject to risks and uncertainties that may cause actual results to differ materially from those expressed or implied.  Important factors that could cause actual results to differ include, but are not limited to, government and stock exchange regulations, competition, political, economic, and social conditions, and other risks described in the Company’s filings with the SEC.  The Company undertakes no obligation to update any forward-looking statements, except as required by law.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this report on its behalf.

DigiAsia Corp.

	By:	/s/ Prashant Gokarn
Date: September 19, 2025	Name:	Prashant Gokarn
	Title:	Chief Executive Officer

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